                                                                       Exhibit 1

                          ICI MUTUAL INSURANCE COMPANY

                                  P.O. Box 730
                         Burlington, Vermont 05402-0730

                         INVESTMENT COMPANY BLANKET BOND

                          ICI MUTUAL INSURANCE COMPANY

                                  P.O. Box 730
                         Burlington, Vermont 05402-0730

                                  DECLARATIONS

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ITEM 1. Name of Insured (the "Insured")                              Bond Number
        VAN KAMPEN INVESTMENTS INC.                                  87096106B

        Principal Address: 1221 Avenue of the Americas, 22nd Floor
                                New York, NY 10020

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ITEM 2. Bond Period: from 12:01 a.m. on June 5, 2006, to 12:01 a.m. on June 5, 2007, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.
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ITEM 3. Limit of Liability--
        Subject to Sections 9, 10 and 12 hereof:

                                                                 LIMIT OF    DEDUCTIBLE
                                                                LIABILITY      AMOUNT
                                                               -----------   ----------
        Insuring Agreement A- FIDELITY                         $85,000,000    $500,000
        Insuring Agreement B- AUDIT EXPENSE                    $    50,000    $ 10,000
        Insuring Agreement C- ON PREMISES                      $85,000,000    $500,000
        Insuring Agreement D- IN TRANSIT                       $85,000,000    $500,000
        Insuring Agreement E- FORGERY OR ALTERATION            $85,000,000    $500,000
        Insuring Agreement F- SECURITIES                       $85,000,000    $500,000
        Insuring Agreement G- COUNTERFEIT CURRENCY             $85,000,000    $500,000
        Insuring Agreement H- UNCOLLECTIBLE ITEMS OF DEPOSIT   $    25,000    $  5,000
        Insuring Agreement I- PHONE/ELECTRONIC TRANSACTIONS    $85,000,000    $500,000

     If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
        Insuring Agreement J- COMPUTER SECURITY                $85,000,000    $500,000

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ITEM 4. Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

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ITEM 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:

        Riders:  1-2-3-4-5-6-7-8-9-10-11-12-13-14

        and of all Riders applicable to this Bond issued during the Bond Period.
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                                        By: /S/ Maggie Sullivan
                                            ------------------------------------
                                            Authorized Representative

                         INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

                               INSURING AGREEMENTS

A.   FIDELITY

     Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.   AUDIT EXPENSE

     Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.   ON PREMISES

     Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.   IN TRANSIT

     Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.   FORGERY OR ALTERATION

     Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of

     Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

     This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.   SECURITIES

     Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.   COUNTERFEIT CURRENCY

     Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

     This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.   UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

     (1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

     (2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

     PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

     This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.   PHONE/ELECTRONIC TRANSACTIONS

     Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

     (1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

     (2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

     (3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

     PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

     EXCLUDING loss resulting from:

     (1)  the failure to pay for shares attempted to be purchased; or

     (2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

     (3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

     (4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

     (5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

     (6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

     (7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

     This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".

                               GENERAL AGREEMENTS

A.   ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

     1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

     2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.   WARRANTY

     No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.   COURT COSTS AND ATTORNEYS' FEES

     The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

     1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

     2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

     The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

     If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

             THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
               AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
                     PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this
Section:

     A. "ALTERATION" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

     B. "APPLICATION" means the Insured's application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

     C. "COMPUTER SYSTEM" means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

     D. "COUNTERFEIT" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

     E. "DEDUCTIBLE AMOUNT" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

     F. "DEPOSITORY" means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

     G. "DISHONEST OR FRAUDULENT ACT" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

     H. "ELECTRONIC TRANSMISSION" means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

     I.   "EMPLOYEE" means:

          (1) each officer, director, trustee, partner or employee of the Insured, and

          (2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

          (3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

          (4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

          (5)  each officer, director, trustee, partner or employee of

               (a)  an investment adviser,

               (b)  an underwriter (distributor),

               (c)  a transfer agent or shareholder accounting recordkeeper, or

               (d) an administrator authorized by written agreement to keep financial and/or other required records,

               for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

          (6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

          (7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

          (8)  each officer, partner or employee of

               (a)  any Depository or Exchange,

               (b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

               (c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

               while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

          (9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

     Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

     Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

     J. "EXCHANGE" means any national securities exchange registered under the Securities Exchange Act of 1934.

     K. "FORGERY" means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

     L.   "ITEMS OF DEPOSIT" means one or more checks or drafts.

     M. "INVESTMENT COMPANY" or "FUND" means an investment company registered under the Investment Company Act of 1940.

     N. "LIMIT OF LIABILITY" means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

     O. "MYSTERIOUS DISAPPEARANCE" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

     P. "NON-FUND" means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

     Q. "PHONE/ELECTRONIC TRANSACTION SECURITY PROCEDURES" means security procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

     R. "PHONE/ELECTRONIC TRANSACTION" means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

     S. "PROPERTY" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

     T. "SECURITIES" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

     U. "SECURITY COMPANY" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

     V. "SELF REGULATORY ORGANIZATION" means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

     W. "SHAREHOLDER OF RECORD" means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

     X.   "SINGLE LOSS" means:

          (1) all loss resulting from any one actual or attempted Theft committed by one person, or

          (2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

          (3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or

          (4) all expenses incurred with respect to any one audit or examination, or

          (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

          All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

          All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

     Y. "TELEFACSIMILE" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

     Z. "THEFT" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

     A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

     B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

     C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

     D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

     E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

     F. Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

     G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

     H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

     I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

          (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

          (2) to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

     J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

     K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

     L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

     M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

     N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

     O. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

     P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

     Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

     Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

     Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

     This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

     See also General Agreement C (Court Costs and Attorneys' Fees).

     The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

     The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

     Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

SECTION 5. DISCOVERY

     For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

     (1)  becomes aware of facts, or

     (2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

     which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

     For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

     (1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

     (2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

     (3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

     The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

     If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

     If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

     Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

     The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or
     (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

     Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

     The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

     No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

     The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

     The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

     This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or
     (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

     Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

     Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

     For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

     This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

     At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve
     (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

     Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

     The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

     The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

     For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

     This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

     If more than one entity is named as the Insured:

     A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

     B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured

          Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

     C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

     D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

     E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

     F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

     Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

     A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

     B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

     C.   the total number of outstanding voting securities.

     As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

     This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 1

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

          Van Kampen Asset Management Inc.
          Van Kampen Exchange Corporation
          Van Kampen Funds Inc.
          Van Kampen Advisors Inc.
          Van Kampen Investor Services Inc.
          Morgan Stanley Investment Management Limited

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                                                                  RN1.0-00(1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 2

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with (1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares, or (2) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                                                                  RN3.0-01(1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 3

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

     J.   COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

     1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

          a. "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

          b. "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

               (1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

               (2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

               (3)  causes (x) Property to be transferred, paid or delivered; or
                    (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

         c. "Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

         d. "Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

         e. "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

         f. "User Identification" means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

     2. Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

          a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

          b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

          c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

          d. Any loss resulting from a Computer Fraud committed by or in collusion with:

               (1)  any Authorized User (whether a natural person or an entity);
                    or

               (2) in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

               (3)  in the case of any Authorized User who is a natural person,
                    (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or
                    (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity

                    ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

               and

          e. Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

          f. Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

          g. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

          h. Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

     (a) by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

     (b)  immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                                                                RN19.0-04(12/03)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 4

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

     (1) letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

     (2) letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

     (3) written request to a trustee or custodian for a Designated Retirement Account ("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

     (A) "Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

     (B) "Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                                                                 RN27.0-02(1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 5

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

     (1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

     (2) reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

     (1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

     (2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                                                                 RN30.0-01(1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 6

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Investment Company advised, distributed, or administered by Van Kampen Advisors Inc., Van Kampen Asset Management Inc., or Van Kampen Funds Inc. (individually and/or collectively referred to as "Van Kampen"), whether such Investment Companies are considered active, inactive, or dissolved, and for which Van Kampen has responsibility for placing investment company fidelity bond insurance coverage, provided that a list of such Funds is submitted to the Underwriter on at least an annual basis.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                                                                RVN33.0-06(1/05)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 7

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be $1,000,000 and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of $10,000,000 for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

"On-Line Purchase" means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Transaction" means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                RNV38.0-01(1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 8

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations ("Phone/Electronic Deductible") shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

     (1) a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

     (2) a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record's bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or
(2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, "Phone/Electronic Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system, (c) by Telefacsimile, or (d) by computer-to-computer transmission over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                 RN39.0-02(8/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 9

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

     - by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A "Fidelity" of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                RN48.0-00 (1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 10

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), for purposes of On-Line Transactions only, the third paragraph under "EXCLUDING loss resulting from:" is hereby amended by adding the following at the end of the existing paragraph:

"(iii) in the case of a pre-existing registered account of a Fund shareholder, a bank account designated through a secured on-line form, provided that (aa) a 15-day hold is placed on all redemptions for such a bank account designated on-line, and (bb) a written (hard-copy) confirmation of such on-line designation is mailed to the shareholder(s) to whose account the account relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such on-line designation; or"

For purposes of this Rider, the following term shall have the following meanings:

"On-Line Transactions" means Phone/Electronic Transactions requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                RNM72.0-00(5/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 11

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 5 of this Bond is amended to read as follows:

"For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Legal Department of Van Kampen Investments Inc. the Chief Compliance Officer of Van Kampen Funds or Legal Department of Morgan Stanley or the Risk and Insurance Department of Morgan Stanley:

     (1)  becomes aware of facts, or

     (2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                  RM27-02(12/96)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 12

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE


JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "INSURED LOSSES" resulting from certified "ACTS OF TERRORISM." (Each of these BOLDED TERMS is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "ACTS OF TERRORISM" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's "INSURED LOSSES" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for "ACTS OF TERRORISM." However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "ACTS OF TERRORISM" is one percent (1%).

                                                                 RN53.0-00(3/03)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 13

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE

JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

     1. In the event that a loss is covered under more than one bond issued to Van Kampen Investments Inc. or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds. In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                RN23.0-01(11/03)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 14

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

VAN KAMPEN INVESTMENTS INC.                                          87096106B
--------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD               AUTHORIZED REPRESENTATIVE

JUNE 5, 2006        JUNE 5, 2006 TO JUNE 5, 2007       /S/ MAGGIE SULLIVAN
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.G shall be amended to read as follows:

     "Dishonest or Fraudulent Act" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                 RNM5.0-00(1/02)

                                                                       EXHIBIT 2

                        ASSISTANT SECRETARY'S CERTIFICATE
                                     OF THE
                                VAN KAMPEN FUNDS:

                         VAN KAMPEN U.S. MORTGAGE FUND,
                  a series of VAN KAMPEN U.S. GOVERNMENT TRUST;

                  VAN KAMPEN CALIFORNIA INSURED TAX FREE FUND,
                    VAN KAMPEN INSURED TAX FREE INCOME FUND,
               VAN KAMPEN INTERMEDIATE TERM MUNICIPAL INCOME FUND,
                        VAN KAMPEN MUNICIPAL INCOME FUND,
                    VAN KAMPEN NEW YORK TAX FREE INCOME FUND,
                   VAN KAMPEN STRATEGIC MUNICIPAL INCOME FUND,
                  VAN KAMPEN CALIFORNIA MUNICIPAL INCOME FUND,
                    VAN KAMPEN MICHIGAN TAX FREE INCOME FUND,
                    VAN KAMPEN MISSOURI TAX FREE INCOME FUND,
                      VAN KAMPEN OHIO TAX FREE INCOME FUND,
                each being a series of VAN KAMPEN TAX FREE TRUST;

                   VAN KAMPEN MANAGED SHORT TERM INCOME FUND*,
                    VAN KAMPEN CORE PLUS FIXED INCOME FUND*,
                       being a series of VAN KAMPEN TRUST;

                       VAN KAMPEN AGGRESSIVE GROWTH FUND,
                         VAN KAMPEN MID CAP GROWTH FUND,
                        VAN KAMPEN SMALL CAP GROWTH FUND,
                         VAN KAMPEN SELECT GROWTH FUND,
                     VAN KAMPEN SMALL COMPANY GROWTH FUND*,
                        VAN KAMPEN SMALL CAP VALUE FUND,
                            VAN KAMPEN UTILITY FUND,
                      VAN KAMPEN VALUE OPPORTUNITIES FUND,
                            VAN KAMPEN LEADERS FUND,
                 VAN KAMPEN ASSET ALLOCATION CONSERVATIVE FUND,
                   VAN KAMPEN ASSET ALLOCATION MODERATE FUND*,
                    VAN KAMPEN ASSET ALLOCATION GROWTH FUND*,
                 each being a series of VAN KAMPEN EQUITY TRUST;

                       VAN KAMPEN AMERICAN FRANCHISE FUND,
                           VAN KAMPEN TECHNOLOGY FUND,
                    VAN KAMPEN INTERNATIONAL ADVANTAGE FUND,
                      VAN KAMPEN INTERNATIONAL GROWTH FUND,
                     VAN KAMPEN EQUITY PREMIUM INCOME FUND,
               each being a series of VAN KAMPEN EQUITY TRUST II;

                  VAN KAMPEN PENNSYLVANIA TAX FREE INCOME FUND;
                         VAN KAMPEN TAX FREE MONEY FUND;
                            VAN KAMPEN COMSTOCK FUND;
                         VAN KAMPEN CORPORATE BOND FUND;
                        VAN KAMPEN EMERGING GROWTH FUND;
                           VAN KAMPEN ENTERPRISE FUND;
                       VAN KAMPEN EQUITY AND INCOME FUND;
                            VAN KAMPEN EXCHANGE FUND;
                        VAN KAMPEN LIMITED DURATION FUND;
                     VAN KAMPEN GOVERNMENT SECURITIES FUND;
                       VAN KAMPEN GROWTH AND INCOME FUND;
                             VAN KAMPEN HARBOR FUND;
                           VAN KAMPEN HIGH YIELD FUND;

                          AGGRESSIVE GROWTH PORTFOLIO,
                               COMSTOCK PORTFOLIO,
                           EMERGING GROWTH PORTFOLIO,
                              ENTERPRISE PORTFOLIO,
                              GOVERNMENT PORTFOLIO,
                          GROWTH AND INCOME PORTFOLIO,
                             MONEY MARKET PORTFOLIO,
           each being a portfolio of VAN KAMPEN LIFE INVESTMENT TRUST;

                              VAN KAMPEN PACE FUND;
                     VAN KAMPEN REAL ESTATE SECURITIES FUND;
                            VAN KAMPEN RESERVE FUND;

                      VAN KAMPEN HIGH YIELD MUNICIPAL FUND,
                    a series of VAN KAMPEN TAX-EXEMPT TRUST;

                         VAN KAMPEN AMERICAN VALUE FUND;
                     VAN KAMPEN EMERGING MARKETS DEBT FUND;
                        VAN KAMPEN EMERGING MARKETS FUND;
                         VAN KAMPEN EQUITY GROWTH FUND;
                    VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND;
                      VAN KAMPEN GLOBAL VALUE EQUITY FUND;
                        VAN KAMPEN GLOBAL FRANCHISE FUND;
                      VAN KAMPEN GROWTH AND INCOME FUND II;
                        VAN KAMPEN JAPANESE EQUITY FUND*;
                    VAN KAMPEN EMERGING MARKETS INCOME FUND;
                  each a series of VAN KAMPEN SERIES FUND, INC.

                 VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II;
                              VAN KAMPEN BOND FUND;
               VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST;
                        VAN KAMPEN HIGH INCOME TRUST II;
                            VAN KAMPEN INCOME TRUST;
             VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST;
                     VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST;
                           VAN KAMPEN MUNICIPAL TRUST;
                    VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST;
              VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST;
                    VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST;
                          VAN KAMPEN SENIOR LOAN FUND;
                         VAN KAMPEN SENIOR INCOME TRUST;
                    VAN KAMPEN TRUST FOR INSURED MUNICIPALS;
            VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS;
          VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS;
           VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS;
                VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS;

The undersigned hereby certifies that, as of the date of this Certificate: (a) she is a duly elected Assistant Secretary of each of the above referenced Trusts (the "Trusts"), (b) she has custody and control of the Trusts' seals and the Trusts' records, including the minutes of meetings of said Trusts; and (c) the following resolutions were adopted on behalf of each Trust's respective investment companies (individually a "Fund" and collectively the "Funds"), agreed by the Board of Trustees/Directors and Managing General Partners of the Van Kampen Funds, at a meeting held on May 22, 2006, by a majority the Board, including a majority of the members of the Board who are not "interested persons", said resolutions are in full force and effect and have not been modified, altered or superseded by any subsequent action. No action has been taken with reference to the matters referred to in said resolutions, except as therein reflected and said resolutions are the only resolutions adopted by the Board of Trustees/Directors and Managing General Partners of each of the respective Trusts with reference to the matters contained therein. Further, said resolutions are in conformity with the Declaration of Trust or

Articles of Incorporation, as applicable, and the By-Laws of each of the Trusts.

          JOINT FIDELITY BOND

          RESOLVED, that the Trustees, including those Trustees who are not "interested persons" of each Fund within the meaning of the 1940 Act, hereby determine that, in accordance with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, each Fund's participation in the Joint Fidelity Bond (the "Joint Fidelity Bond") with ICI Mutual in the amount of $85 million in coverage for the one-year period commencing June 5, 2006 be, and it hereby is, deemed to be in the best interests of each respective Fund; and be it

          FURTHER RESOLVED, that the Trustees, including those Trustees who are not "interested persons" of each Fund within the meaning of the 1940 Act, have determined that, in accordance with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the payment for each respective Fund of the premium for the Joint Fidelity Bond as set forth in the payment provision of the Joint Fidelity Bond Agreement (the "Joint Bond Agreement") be, and hereby is, deemed to be fair and reasonable to each respective Fund and its shareholders; and be it

          FURTHER RESOLVED, that the Trustees, including those Trustees who are not "interested persons" of the Funds within the meaning of the 1940 Act, hereby agree with the other insureds covered by the Joint Fidelity Bond that in the event recovery is received under the Joint Fidelity Bond as a result of a loss sustained by any of the Funds and one or more other named insureds, each respective Fund shall receive an equitable and proportionate share of the recovery, and in an amount at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum amount of coverage required under Rule 17g-1 under the 1940 Act; and be it

          FURTHER RESOLVED, that the officers of each respective Fund be, and they hereby are, authorized in the name and on behalf of such Fund to execute and deliver to each party to the proposed Joint Fidelity Bond and Joint Bond Agreement, substantially in the same form and content as previously submitted to the Trustees, with such changes therein as such officers, upon advice of counsel, shall determine to be necessary, appropriate or desirable, and such determination to be conclusively evidenced by the execution and delivery of the Joint Fidelity Bond and Joint Bond Agreement; and be it

          FURTHER RESOLVED, that the officers of each respective Fund be, and they hereby are, authorized in the name and on behalf of such Fund to make all filings with the Securities and Exchange Commission or other regulatory entities as required and give all notices on behalf of such Fund with respect to the Joint Fidelity Bond and the Joint Bond Agreement; and be it

          FURTHER RESOLVED, that the officers of the Fund be and they hereby are authorized to obtain the letter of credit through Morgan Stanley's Equity Financing Services Group Department and in that regard to negotiate and enter into such agreements as they deem necessary or appropriate to obtain such letter of credit.

          GENERAL AUTHORIZATION

          RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized and directed, in the name and on behalf of each Fund, to take all actions to cause to be prepared and filed all other documents, to make all expenditures and to execute all instruments by them to be necessary or desirable in carrying out the purposes of the foregoing resolutions, including, without limitation, the employment or retention of all such counsel, accountants and experts as may be deemed advisable by them, and the taking of such actions, the execution and filing or delivery of such documents, and the performance of such acts by them shall be conclusive evidence of their approval thereof and the approval thereof and the authority therefor by and from each Fund.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand as Assistant Secretary of each respective Trust this 27th day of July, 2006.


                                        By: /s/ Elizabeth Nelson
                                            ------------------------------------
                                            Elizabeth Nelson
                                            Assistant Secretary

                                                                       EXHIBIT 3

                               JOINT FIDELITY BOND

                                    AGREEMENT

     AGREEMENT, dated as of June 5, 2003, by and between the parties as set forth in Schedule 1, attached hereto and incorporated by reference, Van Kampen Investment Advisory Corp., Van Kampen Asset Management Inc., Van Kampen Investments Inc., Van Kampen Investor Services Inc., Van Kampen Funds Inc., Van Kampen Advisors Inc., Van Kampen Exchange Corp., Morgan Stanley Investment Management Inc., Morgan Stanley Investments LP, Morgan Stanley Asset & Investment Trust Management Co., Ltd., Morgan Stanley Investment Management Co., and Morgan Stanley Investment Management Ltd.

     In consideration of the mutual agreements set forth below, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

     1. The parties agree to obtain an Investment Companies Joint Fidelity Bond from an insurer or group of insurers, as required by the Securities and Exchange Commission (the "Commission") pursuant to Rule 17g-1 (the "Rule") under Section 17(g) of the Investment Company Act of 1940, as amended, in an amount equal to at least the sum of the minimum fidelity bonds required for each of them from time to time under the Rule.

     2. The parties agree that each party shall pay that proportion of the total annual premium for such joint bond equal to the proportion that the gross assets of such party (with consideration to its individual series, if any) bear to the aggregate of the gross assets of the parties (with consideration to their individual series, if any) at the annual renewal of the joint fidelity bond.

     3. The parties agree that any increase in the total premium of the joint fidelity bond shall be paid by the party or parties whose increase in gross assets has resulted in such premium increase.

     4. The parties agree that if any recovery is received under such bond as a result of a loss sustained by each of the parties, each party shall receive an equitable and proportionate share of the recovery equal at least to the amount it would have received if it had maintained a separate fidelity bond in an amount equal to the minimum fidelity bond required for it from time to time under the Rule.

     5. Each party shall file a copy of this Agreement and any amendment hereto with the Commission in accordance with the requirements of the Rule.

     6. This Agreement shall supersede any prior agreement between the parties.

     Disclaimer of Liability. Notwithstanding anything to the contrary contained in this Agreement, the parties hereto acknowledge and agree that this Agreement is executed by the Directors, Trustees and/or Officers of each entity by them not individually but as such Directors, Trustees and/or Officers of each entity, and the obligations hereunder are not binding upon any of the Directors, Trustees, Officers or Shareholders individually but bind only the estate of such entity.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by duly authorized officers as of the date first stated above.

ALL OF THE PARTIES SET FORTH IN SCHEDULE 1 ATTACHED HERETO


By: /s/ A. Thomas Smith III
    ---------------------------------
    A. Thomas Smith III
    Vice President and Secretary


VAN KAMPEN INVESTMENT ADVISORY CORP.


By: /s/ Stefanie Chang Yu
    ---------------------------------
    Stefanie Chang Yu
    Secretary


VAN KAMPEN ASSET MANAGEMENT INC.


By: /s/ Stefanie Chang Yu
    ---------------------------------
    Stefanie Chang Yu
    Secretary


VAN KAMPEN INVESTMENTS INC.


By: /s/ Stefanie Chang Yu
    ---------------------------------
    Stefanie Chang Yu
    Secretary


VAN KAMPEN INVESTOR SERVICES INC.


By: /s/ Carsten Otto
    ---------------------------------
    Carsten Otto
    Secretary


VAN KAMPEN FUNDS INC.


By: /s/ Stefanie Chang Yu
    ---------------------------------
    Stefanie Chang Yu
    Secretary


VAN KAMPEN ADVISORS INC.


By: /s/ Stefanie Chang Yu
    ---------------------------------
    Stefanie Chang Yu
    Secretary

VAN KAMPEN EXCHANGE CORP.


By: /s/ Stefanie Chang Yu
    ---------------------------------
    Stefanie Chang Yu
    Secretary

MORGAN STANLEY INVESTMENT MANAGEMENT
INC.


By: /s/ Stefanie Chang Yu
    ---------------------------------
    Stefanie Chang Yu
    Executive Director and Assistant
    Secretary


MORGAN STANLEY INVESTMENTS LP


By: /s/ A. Thomas Smith III
    ---------------------------------
    A. Thomas Smith III
    Managing Director and Assistant
    Secretary


MORGAN STANLEY ASSET & INVESTMENT
TRUST MANAGEMENT CO., LTD.


By: /s/ John R. Alkire
    ---------------------------------
    John R. Alkire
    Representative Director,
    President


MORGAN STANLEY INVESTMENT MANAGEMENT
CO.


By: /s/ Jeffrey Alam
    ---------------------------------
    Jeffrey Alam
    Director


MORGAN STANLEY INVESTMENT MANAGEMENT
LTD.


By: /s/ Robert Sargent
    ---------------------------------
    Robert Sargent
    Managing Director

EXECUTED IN COUNTERPART.

                                   SCHEDULE 1

                    PARTIES TO JOINT FIDELITY BOND AGREEMENT

1.   VAN KAMPEN U.S. GOVERNMENT TRUST, on behalf of its series

     Van Kampen U.S. Mortgage Fund

2.   VAN KAMPEN TAX FREE TRUST, on behalf of its series

     Van Kampen Insured Tax Free Income Fund
     Van Kampen Strategic Municipal Income Fund
     Van Kampen California Insured Tax Free Fund
     Van Kampen Municipal Income Fund
     Van Kampen Intermediate Term Municipal Income Fund
     Van Kampen New York Tax Free Income Fund
     Van Kampen Michigan Tax Free Income Fund
     Van Kampen Missouri Tax Free Income Fund
     Van Kampen Ohio Tax Free Income Fund

3.   VAN KAMPEN TRUST, on behalf of its series

     Van Kampen Managed Short Term Income Fund
     Van Kampen Core Plus Fixed Income Fund

4.   VAN KAMPEN EQUITY TRUST, on behalf of its series

     Van Kampen Utility Fund
     Van Kampen Mid Cap Growth Fund
     Van Kampen Aggressive Growth Fund
     Van Kampen Small Cap Value Fund
     Van Kampen Small Company Growth Fund
     Van Kampen Select Growth Fund
     Van Kampen Small Cap Growth Fund
     Van Kampen Value Opportunities Fund
     Van Kampen Leaders Fund
     Van Kampen Asset Allocation Conservative Fund
     Van Kampen Asset Allocation Moderate Fund
     Van Kampen Asset Allocation Growth Fund

5.   VAN KAMPEN PENNSYLVANIA TAX FREE INCOME FUND

6.   VAN KAMPEN TAX FREE MONEY FUND

7.   VAN KAMPEN HIGH INCOME TRUST II

8.   VAN KAMPEN SENIOR LOAN FUND

9.   VAN KAMPEN SENIOR INCOME TRUST

10.  VAN KAMPEN MUNICIPAL TRUST

11.  VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST

12.  VAN KAMPEN TRUST FOR INSURED MUNICIPALS

13.  VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS

14.  VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS

15.  VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS

16.  VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

17.  VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST

18.  VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST

19.  VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST

20.  VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST

21.  VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II

22.  VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST

23.  VAN KAMPEN COMSTOCK FUND

24.  VAN KAMPEN CORPORATE BOND FUND

25.  VAN KAMPEN EMERGING GROWTH FUND

26.  VAN KAMPEN ENTERPRISE FUND

27.  VAN KAMPEN EQUITY AND INCOME FUND

28.  VAN KAMPEN LIMITED DURATION FUND

29.  VAN KAMPEN GOVERNMENT SECURITIES FUND

30.  VAN KAMPEN GROWTH AND INCOME FUND

31.  VAN KAMPEN HARBOR FUND

32.  VAN KAMPEN HIGH YIELD FUND

33.  VAN KAMPEN LIFE INVESTMENT TRUST, on behalf of its series

     Aggressive Growth Portfolio
     Comstock Portfolio
     Emerging Growth Portfolio
     Enterprise Portfolio
     Government Portfolio
     Growth and Income Portfolio
     Money Market Portfolio

34.  VAN KAMPEN PACE FUND

35.  VAN KAMPEN REAL ESTATE SECURITIES FUND

36.  VAN KAMPEN RESERVE FUND

37.  VAN KAMPEN TAX-EXEMPT TRUST, on behalf of its series

     Van Kampen High Yield Municipal Fund

38.  VAN KAMPEN EQUITY TRUST II, on behalf of its series

     Van Kampen American Franchise Fund
     Van Kampen International Advantage Fund
     Van Kampen Technology Fund
     Van Kampen International Growth Fund
     Van Kampen Equity Premium Income Fund

38.  VAN KAMPEN SERIES FUND, INC., on behalf of its series

     Van Kampen American Value Fund
     Van Kampen Emerging Markets Debt Fund
     Van Kampen Emerging Markets Income Fund
     Van Kampen Equity Growth Fund
     Van Kampen Global Equity Allocation Fund
     Van Kampen Global Value Equity Fund
     Van Kampen Emerging Markets Fund
     Van Kampen International Magnum Fund
     Van Kampen Global Franchise Fund
     Van Kampen Japanese Equity Fund
     Van Kampen Growth & Income Fund II

39.  VAN KAMPEN BOND FUND

40.  VAN KAMPEN INCOME TRUST

41.  VAN KAMPEN EXCHANGE FUND

                                                                       Exhibit 4

REVIEW OF FIDELITY BOND COVERAGE
June 30, 2006

                                                            GROSS       MINIMUM
                                                           ASSETS      COVERAGE
INVESTMENT COMPANY                                        (in mils)    REQUIRED
------------------------------------------------------   ----------   ----------
VAN KAMPEN FUNDS
Advantage Municipal Income Trust II (VKI)                   1,059.7    1,250,000
Aggressive Growth Fund                                      1,332.4    1,250,000
American Franchise Fund                                       178.3      600,000
American Value Fund                                           533.3      900,000
Asset Allocation Conservative Fund                              0.0       50,000
Asset Allocation Moderate Fund                                  0.0       50,000
Asset Allocation Growth Fund                                    0.0       50,000
Bond Fund                                                     224.2      600,000
California Insured Tax Free Fund                              223.3      600,000
California Municipal Income Fund*                               0.0       50,000
California Value Municipal Income Trust (VCV)                 554.8      900,000
Comstock Fund                                              18,001.1    2,500,000
Core Plus Fixed Income Fund*                                    0.0       50,000
Corporate Bond Fund                                           735.9      900,000
Emerging Growth Fund                                        4,677.1    2,500,000
Emerging Markets Debt Fund*                                     0.0       50,000
Emerging Markets Fund                                         468.1      750,000
Enterprise Fund                                             1,346.3    1,250,000
Equity Growth Fund                                            301.0      750,000
Equity and Income Fund                                     16,569.1    2,500,000
Equity Premium Income Fund                                     11.7      200,000
Exchange Fund                                                  67.1      400,000
Global Equity Allocation Fund                                 336.5      750,000
Global Franchise Fund                                       2,244.2    1,700,000
Global Value Equity Fund                                      381.7      750,000
Government Securities Fund                                  1,210.8    1,250,000
Growth & Income Fund                                        9,334.6    2,500,000
Growth and Income Fund II*                                      0.0       50,000
Harbor Fund                                                   342.4      750,000
High Income Trust II (VLT)                                    143.8      525,000
High Yield Fund                                               651.6      900,000
High Yield Municipal Fund                                   4,468.0    2,500,000
Income Trust                                                  100.7      525,000
Insured Tax Free Income Fund                                1,146.3    1,250,000
Intermediate Term Muni Income Fund                            111.2      525,000
International Advantage Fund                                  141.9      525,000
International Growth Fund                                     231.2      600,000
Japanese Equity Fund*                                           0.0       50,000
Leaders Fund                                                   52.1      400,000
Limited Duration                                              164.7      600,000
LIT - Aggressive Growth Portfolio                             45.00    2,500,000
LIT - Comstock Portfolio                                    3,303.6    2,100,000
LIT - Emerging Growth Portfolio                               442.1      750,000
LIT - Enterprise Portfolio                                    123.6      525,000
LIT - Government Portfolio                                    196.4      600,000
LIT - Growth and Income Portfolio                           1,715.1    1,500,000
LIT - Money Market Portfolio                                   53.2      400,000
Manged Short Term Income Fund *                                 0.0       50,000
Massachusettes Value Municipal Income Trust (VMV)              66.4      400,000
Mid Cap Growth Fund                                         1,124.5    1,250,000
Municipal Income Fund                                         635.1      900,000
Municipal Opportunity Trust (VMO)                             886.6    1,000,000
Municipal Trust (VKQ)                                         945.9    1,000,000
New York Tax Free Income Fund                                 119.6      525,000
Ohio Quality Municipal Trust (VOQ)                            147.7      525,000
Pace Fund                                                   1,448.3    1,250,000
Pennsylvania Tax Free Income Fund                             191.9      600,000
Pennsylvania Value Municipal Income Trust (VPV)               605.8      900,000
Real Estate Securities Fund                                   870.2    1,000,000
Reserve Fund                                                  518.1      900,000
Select Growth Fund                                            169.9      600,000

                                                                       Exhibit 4

Select Sector Municipal Trust (VKL)                           346.6      750,000

REVIEW OF FIDELITY BOND COVERAGE
June 30, 2006

                                                            GROSS       MINIMUM
                                                           ASSETS      COVERAGE
INVESTMENT COMPANY                                        (in mils)    REQUIRED
------------------------------------------------------   ----------   ----------
Senior Loan Fund                                            1,969.0    1,500,000
Senior Income Trust (VVR)                                   2,911.0    1,900,000
Small Cap Growth Fund                                         266.8      750,000
Small Company Growth Fund*                                      0.0       50,000
Small Cap Value Fund                                          309.5      750,000
Strategic Municipal Income Fund                             1,629.9    2,500,000
Tax Free Money Fund                                            16.4      225,000
Technology Fund                                               240.4      600,000
Trust for Insured Municipals (VIM)                            242.3      600,000
Trust for Investment Grade Florida Municipals (VTF)           302.8      750,000
Trust for Investment Grade Municipals (VGM)                 1,147.5    1,250,000
Trust for Investment Grade New Jersey Municipals (VTJ)        169.4      600,000
Trust for Investment Grade New York Municipals (VTN)          398.2      750,000
US Mortgage Fund                                            1,692.9    1,500,000
Utility Fund                                                  189.9      600,000
Value Opportunites Fund                                       242.1      600,000
Croton (CLO)                                                  281.1      750,000
Prime Rate CLO II                                               2.4      100,000

   COMBINED TOTAL                                          93,312.3   70,100,000

*    Funds have not yet commenced Investment Operations.

(CURRENT AMOUNT OF FIDELITY BOND IN EFFECT IS $85 MILLION)